                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of November, 2001
                                         --------------
                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F [X]            Form 40-F  [ ]
                        -----                     -----



[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes  [ ]                 No  [X]
                         -----                   -----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   N/A
                                       --------


Description of document filed:  NOTIFICATION OF INTERESTS OF DIRECTORS AND
                                ------------------------------------------
                                CONNECTED PERSONS
                                -----------------

AMVESCAP PLC
171207
IMMEDIATE RELEASE  2 NOVEMBER 2001
PLEASE CONFIRM RELEASE
ANGELA TULLY TEL: 020 7454 3652





                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


Roberto de Guardiola has pledged 2,500,000 AMVESCAP PLC shares to Morgan Guaranty Trust Company of New York as the result of the arrangement of a credit line from them.







2 NOVEMBER 2001.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date  2 November, 2001                     By  /s/ ANGELA TULLY
      ----------------                         ---------------------
                                                   (Signature)

                                              Angela Tully
                                              Assistant Company Secretary